Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PHARSIGHT CORPORATION

A Delaware Corporation

Pharsight Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A.	The name of this Corporation is Pharsight Corporation.

B.	The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was March 22, 2000.

C.	Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends Article IV, Section A of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is One Hundred Twenty Five Million (125,000,000) shares. One Hundred Twenty Million (120,000,000) shares shall be Common Stock, each having a par value of one tenth of one cent ($.001). Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one tenth of one cent ($.001). Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each three (3) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one (1) share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on the Over-The-Counter Bulletin Board, as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

D.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Pharsight Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Shawn M. O’Connor, its President and Chief Executive Officer, this 6th day of November, 2007.

PHARSIGHT CORPORATION

/s/ Shawn M. O’Connor
Shawn M. O’Connor President and Chief Executive Officer

Pharsight Corporation

Certificate of Amendment of Amended and Restated Certificate of Incorporation